Exhibit 4.5 Summary of Employment Arrangements between Schering AG and Dr. Jörg Spiekerkötter

Summary of Employment Arrangements

between Schering Aktiengesellschaft

and Dr. Jörg Spiekerkötter

This English-language summary of the material terms of the employment arrangements between Schering Aktiengesellschaft (the "Company") and Dr. Jörg Spiekerkötter, Member of the Executive Board of the Company, is based on the terms of certain German language letter agreements between the Company and Dr. Spiekerkötter.

Term: Dr. Spiekerkötter was elected as Member of the Executive Board of the Company as of April 15, 2002. His current term will expire on April 14, 2007. The term of the employment arrangements described herein is concurrent with Dr. Spiekerkötter’s elected term.

Compensation: The aggregate remuneration of Dr. Spiekerkötter for 2005 is comprised of the following three elements:

Fixed Compensation:	EUR	540.000,00
Variable Compensation:	EUR	1.624.400,00	(determined by reference to earnings per share (EPS) exceeding the threshold value of EUR 0,636 per share)

Stock-Based Compensation:

Stock options granted	€ 403.600,00

Retirement: The Company will make a monthly pension contribution equal to 3 times the monthly base salary of technical employees in group E13 applicable at the Company’s site in Bergkamen, Germany.

Others	Euro
Workers Comp (BG)	306,16
D & O	1.873,40
Social Security (RV)	6.084,00
Insurance (KUV)	890,88
Car	15.231,60